UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. )*
                       NORTH AMERICAN MORTGAGE COMPANY
                         (Name of Issuer)
                   Common Stock, $.01 par value
                 (Title of Class of Securities)
                          657037-10-7
                         (CUSIP Number)
                          Alan M. Stark
                         80 Main Street
                  West Orange, New Jersey 07052
                       (201)325-8660
(Name Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
                       May 2, 1996
     (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


  SCHEDULE 13D

CUSIP No.   657037-10-7
__________________________________________________________________
     1)   Names of Reporting Person S.S. or I.R.S. Identification
          No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)

                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
          NOT APPLICABLE
_________________________________________________________________
     6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
               (7)  Sole voting Power
Number of           768,700
Shares Bene- ____________________________________________________
ficially       (8)  Shared Voting Power
owned by            166,300
Each Report- ____________________________________________________
ing Person     (9)  Sole Dispositive Power
With                768,700
_________________________________________________________________
               (10) Shared Dispositive Power
                    166,300
_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   935,000
_________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11)
                    N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    6.2%
_________________________________________________________________
     14)  Type of Reporting Person
               I N

Item 1.   Security and Issuer.
          This statement relates to the common stock, $.01 par value (the "Common Stock" or the "Shares"), of NORTH AMERICAN MORTGAGE COMPANY (the "Company"), which has its principal executive offices at 3883 Airway Drive, Santa Rosa, California 95403-1699.
Item 2.   Identity and Background.
          This statement is being filed by Leon G. Cooperman, ("Cooperman"). Cooperman is the managing general partner of three limited partnerships organized under the laws of the State of Delaware known as Omega Capital Partners, L.P., Omega Institutional Partners, L.P., and Omega Equity Partners, L.P.
They are private investment firms engaged in the purchase and sale of securities for investment for their own accounts. The business address of Cooperman and the principal business and office of Omega Capital Partners, L.P., Omega Institutional Partners, L.P., and Omega Equity Partners, L.P. is c/o Omega Advisors, Inc., 88
Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005. Cooperman is a citizen of the United States.
          Cooperman is also the President and majority stockholder of Omega Advisors, Inc., a Delaware corporation, engaged in providing investment management. The address of the principal business and office of Omega Advisors, Inc. is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005. Omega Advisors, Inc. serves as investment manager to Omega Overseas Partners, Ltd., and Omega Overseas Partners II, Ltd., and Cooperman is deemed to control said entities. Omega Overseas Partners, Ltd., is a Cayman Island corporation, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Omega Overseas Partners II, Ltd., is a Cayman Island corporation, with a business address c/o Hemisphere House, 9 Church Street, Hamilton HM 11, Bermuda. Omega Advisors, Inc. also serves with discretionary power as investment manager to unrelated third parties (herein referred to as the "Managed Account").
          Neither Cooperman nor any of the investment entities controlled by him have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 935,000 Shares. Of this amount, 295,300 Shares were purchased by Omega Capital Partners, L.P., at a cost of $4,947,437; 277,400 Shares were purchased by Omega Institutional Partners, L.P., at a cost of $4,646,725; 64,500 Shares were purchased by Omega Equity Partners, L.P., at a cost of $1,089,892; 119,700 Shares were purchased by Omega Overseas Partners, Ltd., at a cost of $2,004,707; 11,800 Shares were purchased by Omega Overseas Partners II, Ltd., at a cost of $197,664; and 166,300 Shares were purchased by the Managed Account at a cost of $2,785,309. The source of funds for the purchase of all such Shares was investment capital.
Item 4.  Purpose of Transaction.
          Cooperman has acquired the Shares for investment purposes, and only in the ordinary course of business.
          In the ordinary course of business, Cooperman from time to time evaluates holdings of securities, and based on such evaluation, he may determine to acquire or dispose of securities of specific issuers.
          Cooperman has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Schedule 13D.
Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Form 10K for the fiscal year ended December 31, 1995 filed with the Securities & Exchange Commission, there were issued and outstanding as of March 15, 1996 15,021,601 Shares of Common Stock. Omega Capital Partners, L.P., owns 295,300 Shares, or 2.0% of those outstanding; Omega Institutional Partners, L.P., owns 277,400 Shares, or 1.8% of those outstanding; Omega Equity Partners, L.P., owns 64,500 Shares, or 0.4% of those outstanding; Omega Overseas Partners, Ltd., owns 119,700 Shares, or 0.8% of those outstanding; Omega Overseas Partners II, Ltd., owns 11,800 Shares, or 0.1% of those outstanding; and the Managed Account owns 166,300 Shares, or 1.1% of those outstanding. Cooperman possesses sole power to vote and direct the disposition of all Shares of Common Stock owned by Omega Overseas Partners, Ltd. and Omega Overseas Partners II, Ltd. As to the 166,300 Shares owned by the Managed Account, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Account may be deemed beneficial owner of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.
          The following table details the transactions by each of Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Equity Partners, L.P., Omega Overseas Partners, Ltd., Omega Overseas Partners II, Ltd., and the Managed Account in shares of Common Stock within the 60 day period prior to this filing. All such transactions were open market purchase transactions.



                  Omega Capital Partners, L.P.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          04/24/96            67,900              $16.94
          04/25/96            33,900               16.91
          04/26/96            15,400               16.84
          04/26/96            96,700               17.00
          04/29/96             2,600               17.00
          04/30/96             2,300               17.00
          05/02/96            18,900               15.79
          05/03/96            57,600               16.00

               Omega Institutional Partners, L.P.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          04/24/96            63,800              $16.94
          04/25/96            31,900               16.91
          04/26/96            14,500               16.84
          04/26/96            89,800               17.00
          04/29/96             2,400               17.00
          04/30/96             2,300               17.00
          05/02/96            17,600               15.79
          05/03/96            55,100               16.00





                   Omega Equity Partners, L.P.

            Date of          Amount of            Price Per
          Transaction          Shares               Share
          04/26/96            15,600              $16.84
          04/26/96            39,900               17.00
          04/29/96             1,100               17.00
          04/30/96             1,000               17.00
          05/02/96             4,900               15.79
          05/03/96             2,000               16.00




                  Omega Overseas Partners, Ltd.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          04/24/96             27,400             $16.94
          04/25/96             13,700              16.91
          04/26/96              6,200              16.84
          04/26/96             38,600              17.00
          04/29/96              1,000              17.00
          04/30/96              1,000              17.00
          05/02/96              7,500              15.79
          05/03/96             24,300              16.00

                Omega Overseas Partners II, Ltd.


            Date of           Amount of           Price Per
          Transaction           Shares              Share
          04/24/96              2,700             $16.94
          04/25/96              1,400              16.91
          04/26/96                600              16.84
          04/26/96              3,800              17.00
          04/29/96                100              17.00
          04/30/96                100              17.00
          05/02/96                700              15.79
          05/03/96              2,400              16.00




                       The Managed Account

            Date of          Amount of            Price Per
          Transaction          Shares               Share
          04/24/96            38,200              $16.94
          04/25/96            19,100               16.91
          04/26/96             8,700               16.84
          04/26/96            53,500               17.00
          04/29/96             1,500               17.00
          04/30/96             1,300               17.00
          05/02/96            10,400               15.79
          05/03/96            33,600               16.00



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         There is no material to be filed as Exhibits.

                         Signature
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 1996

/s/ ALAN M. STARK

ALAN M. STARK on behalf of LEON G.
COOPERMAN, individually and as
managing partner of Omega Capital
Partners, L.P., Omega Institutional
Partners, L.P., and Omega Equity
Partners, L.P., and as President of
Omega Advisors, Inc. pursuant to
Power of Attorney on file.




ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).